09059596

SECURITI… N
W… D.C. 20549

BD 3/11

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bill Yancey (214) 765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles W. Yancey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Peggy Ann Kloeck

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Financial Services, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), as of December 31, 2008, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 25, 2009

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2008

Assets:	
Cash and cash equivalents	$ 16,716,884
Cash and securities — segregated under federal and other regulations	2,202,240,578
Receivable from customers and non-customers, net of allowance of $7,491,988	513,008,120
Receivable from correspondents	77,106,013
Receivable from broker-dealers and clearing organizations	115,102,872
Receivable from parent	34,056,920
Securities borrowed	923,826,036
Securities owned, at fair value	5,762,223
Deposits with clearing organizations (including securities at fair value of $174,943,000)	191,406,007
Property and equipment, less accumulated depreciation of $27,774,341	13,039,707
Other assets	20,908,641
TOTAL ASSETS	$ 4,113,174,001
Liabilities:	
Payable to customers and non-customers	$ 2,789,817,557
Payable to correspondents	125,300,651
Short-term bank loans	97,291,000
Payable to broker-dealers and clearing organizations	36,430,595
Securities loaned	841,237,284
Securities sold, not yet purchased, at fair value	12,572,492
Accounts payable, accrued expenses and other liabilities	30,888,710
TOTAL LIABILITIES	3,933,538,289
Commitments and Contingencies	
Stockholder's Equity:	
Preferred stock	150,000
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	121,101,623
Retained earnings	58,383,089
TOTAL STOCKHOLDER'S EQUITY	179,635,712
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,113,174,001

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Income
Year Ended December 31, 2008

Revenues:		
Net revenues from clearing operations	$	84,445,971
Interest		125,593,944
Other		34,434,192
Total revenues		244,474,107
Expenses:		
Employee compensation and benefits		46,482,345
Floor brokerage, exchange, and clearance fees		19,942,207
Interest		70,525,734
Communications and data processing		29,042,601
Equipment and occupancy		12,815,969
Other expenses		11,780,211
Total expenses		190,589,067
Income before taxes		53,885,040
Income tax expense		21,121,963
Net income	$	32,763,077

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2007..........	$ 300,000	$ 1,000	$121,101,623	$ 50,620,012	$ 172,022,635
Net income	—	—	—	32,763,077	32,763,077
Issuance of preferred stock................	50,000	—	—	—	50,000
Repurchase of preferred stock...........	(200,000)	—	—	—	(200,000)
Dividend to parent	—	—	—	(25,000,000)	(25,000,000)
Balance at December 31, 2008..........	$ 150,000	$ 1,000	$121,101,623	$ 58,383,089	$ 179,635,712

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net income	$ 32,763,077
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	5,211,347
Changes in operating assets and liabilities:	
Cash and securities — segregated under federal and other regulations	(971,215,396)
Net receivable/payable with customers and non-customers	985,977,287
Net receivable/payable with correspondents	(71,154,372)
Receivable from parent	(11,374,518)
Securities borrowed	1,109,711,421
Securities owned, at market value	47,838,804
Deposits with clearing organizations	29,336,236
Other assets	1,122,766
Net receivable/payable with broker dealers and clearing organizations	(95,417,950)
Securities loaned	(917,518,692)
Securities sold, not yet purchased	(27,281,933)
Accounts payable, accrued and other liabilities	(7,002,270)
Net cash provided by operating activities	110,995,807
Cash flows from investing activities:	
Purchase of property and equipment	(8,600,116)
Net cash used in investing activities	(8,600,116)
Cash flows from financing activities:	
Issuance of preferred stock	50,000
Repurchase of preferred stock	(200,000)
Net borrowing under short-term bank loans	(139,884,000)
Dividends to parent	(25,000,000)
Net cash used in financing activities	(165,034,000)
Decrease in cash and cash equivalents	(62,638,309)
Cash and cash equivalents at beginning of period	79,355,193
Cash and cash equivalents at end of period	$ 16,716,884
Supplemental cash flow disclosures:	
Cash paid for interest	$ 11,428,263

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the "Company"), a North Carolina corporation, is a broker- dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All of the common stock of the Company is owned by SAI Holdings, Inc. (the "Parent") which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. ("PWI"). Certain broker-dealers own non-voting and non-participating preferred stock of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions are recorded on a trade-date basis as if they had settled. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of operations. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2008 without material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at fair value, and securities not readily marketable are valued at cost.

Securities Lending Activities – Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral – The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Revenue Recognition – Revenues from clearing transactions are recorded in the Company's books and records on a trade date basis. Other revenue includes technology revenues generated either per transaction which are recognized on a trade date basis from processing transactions or monthly terminal charges for the delivery of data or processing capability which are recognized in the month in which the charges apply.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Tax – The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the Company were to file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from PWI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Property and Equipment – Property and equipment are stated at cost and consist primarily of purchased software of $28,547,605 and furniture and equipment of $12,266,443. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years. Depreciation expense for 2008 totaled $5,211,347. Property and equipment balances are reviewed annually for impairment.

Operating Leases – Rent expense is provided on operating leases evenly over the applicable lease periods taking into account rent holidays. Amortization of leasehold improvements is provided evenly over expected lease terms.

Cash Equivalents – The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Securities owned and securities sold, not yet purchased – The Company has reported its investments in securities owned and securities sold, not yet purchased at their fair or market values in the statement of financial condition. Unrealized gains or losses are included in earnings.

Allowance for Doubtful Accounts – The Company generally does not lend money to customers or correspondents except on a fully collateralized basis. When the value of that collateral declines, the Company has the right to demand additional collateral. In cases where the collateral loses its liquidity, the Company might also demand personal guarantees or guarantees from other parties. In valuing receivables that become less than fully collateralized, the Company compares the market value of the collateral and any additional guarantees to the balance of the loan outstanding. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records an appropriate allowance for doubtful accounts. The Company monitors every account that is less than fully collateralized with liquid securities every day. The Company reviews all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary. This specific, account-by-account review is supplemented by the risk management procedures that identify positions in illiquid securities and other market developments that could affect accounts that otherwise appear to be fully collateralized. Risk management officers monitor market developments on a daily basis. The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from known and inherent losses in outstanding receivables. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance for receivables from customers was $7,491,988 at December 31, 2008.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. See note 4 for a description of financial instruments carried at fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), *Business Combinations* ("SFAS No. 141(R)"). This statement requires the acquirer in a business combination to recognize the full fair value of assets acquired, the liabilities assumed, and any

noncontrolling interest in the acquired entity at the acquisition date, requires the expensing of acquisition-related costs, as well as the measurement of any contractual considerations and contingent consideration at fair value at the acquisition date. SFAS No. 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration. This Statement is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 141(R) on the Company's financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). This statement permits companies to choose to measure many financial assets and liabilities and certain other items at fair value. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied on an instrument-by-instrument basis, with several exceptions, such as those investments accounted for by the equity method, and once elected, the option is irrevocable unless a new election date occurs. The fair value option can be applied only to entire instruments and not to portions thereof. SFAS No. 159 is effective as of the beginning of a company's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company adopted SFAS No. 159 as of January 1, 2008. As of December 31, 2008 the Company has not elected to apply the fair value option to any financial assets or liabilities.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This statement defines fair value, establishes valuation techniques for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157,* that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Except for the delay for nonfinancial assets and liabilities, SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted the relevant provisions of SFAS No. 157 on January 1, 2008. The adoption did not have any material impact on its results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position Financial Accounting Standard 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). In developing assumptions about renewal or extension, FSP FAS 142-3 requires an entity to consider its own historical experience, or in the absence of that experience, the entity shall consider the assumptions of a market participant adjusted for the entity-specific factors in paragraph 11 of SFAS 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company believes the adoption of FSP FAS 142-3 will not have a material effect on its financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP ("the GAAP hierarchy"). SFAS 162 makes the GAAP hierarchy directly applicable to preparers of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in*

Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 is not expected to have any impact on the Company's results of operations, financial condition or cash flows.

On October 10, 2008 , the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of FAS 157 in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate. The disclosure provisions of SFAS No. 154, *Accounting Changes and Error Corrections* for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP FAS 157-3 did not have a material impact on the Company's results of operations, financial position, or cash flows.

NOTE 3- SEGREGATED ASSETS

At December 31, 2008, cash and securities segregated under federal and other regulations totaled $2,202,240,578. Of this amount, $2,135,456,904 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of December 31, 2008 of $2,069,447,522. The remaining balance of $66,783,674 at year-end relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined, against a requirement as of December 31, 2008 of $62,927,775. An additional deposit of $2,300,000 was made on January 5, 2009 as allowed by Rule 15c3-3. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 157, effective January 1, 2008. SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis. This includes items in "Securities owned, at fair value", "Deposits with clearing organizations" and "Securities sold, not yet purchased, at fair value" on the statement of financial condition that are reported at fair value.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

U.S. government and agency securities

U.S. government securities are valued using quoted market prices. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy

U.S. agency securities consist of agency issued debt and are valued using quoted market prices. As such these securities are categorized in Level 1 of the fair value hierarchy.

Corporate debt

Corporate bonds are generally valued using quoted market prices. Corporate bonds are generally classified in Level 2 of the fair value hierarchy as prices are not always from active markets.

Corporate equity

Corporate equity securities represent exchange-traded securities are generally valued based on quoted prices in active markets. These securities are categorized in Level 1 of the fair value hierarchy.

Certificates of deposit

The fair value of certificates of deposits and term deposits is estimated using third-party quotations. These deposits are categorized in Level 2 of the fair value hierarchy.

The following table summarizes by level within the fair value hierarchy "Securities owned, at fair value", "Deposits with clearing organizations" and "Securities sold, not yet purchased, at fair value" as of December 31, 2008.

	Level 1	Level 2	Total
Securities owned			
Corporate equity	$ 2,530,640	$ —	$ 2,530,640
Certificates of deposit	—	3,231,583	3,231,583
	$ 2,530,640	$ 3,231,583	$ 5,762,223
Deposits with clearing organizations			
U.S. government and agency securities	$174,943,000	$ —	$174,943,000
Securities sold, not yet purchased			
Corporate equity	$ 2,914,732	$ —	$ 2,914,732
Certificates of deposit	—	9,657,760	9,657,760
	$ 2,914,732	$ 9,657,760	$ 12,572,492

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 57,552,965	$ 31,776,946
Receivable from/payable to clearing organizations	57,549,907	4,653,649
	$ 115,102,872	$ 36,430,595

NOTE 6 - RECEIVABLE FROM CUSTOMERS AND NONCUSTOMERS

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of equity investments made in publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days as follows:

		Owned		Sold Not Yet Purchased
Corporate equity	$	2,530,640	$	2,914,732
Certificates of deposit		3,231,583		9,657,760
Total	$	5,762,223	$	12,572,492

In addition, the Company had $342,222 of stock, included in other assets that was deemed non-marketable and carried at cost.

NOTE 8 – NOTES PAYABLE

As of December 31, 2008, the Company's short-term bank loans consist of four uncommitted lines of credit with four financial institutions. Two of the lines of credit permit the Company to borrow in aggregate up to $125,000,000 while two lines do not have a specified borrowing limit. These lines of credit have no stated expiration dates.

The Company had $97,291,000 outstanding at December 31, 2008. Correspondent loans of $18,500,000 were collateralized by approximately $25,412,000 of correspondent securities and $68,791,000 of firm loans were collateralized by approximately $85,139,000 of securities. Additionally, $10,000,000 of firm loans were unsecured. The borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which ranged from 1.00% to 2.25% at December 31, 2008 and are repayable on demand.

The Company also has the ability to borrow under stock loan arrangements. At December 31, 2008 the Company had $319,004,664 in borrowings and no specific limitations on additional borrowing capacities. Borrowings under these arrangements bear interest at variable rates, are secured primarily by our firm inventory and customers' margin account securities, and are repayable on demand. The remaining balance in securities loaned relates to the Company's conduit stock loan business.

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by PWI. Income taxes are calculated as if the Company were to file a separate federal income tax return. The current and deferred portions of the income tax expense included in the statement of operations, as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, are as follows:

Current tax expense:		
Federal	$	17,263,963
State		2,963,000
		20,226,963
Deferred tax benefit:		
Federal		749,000
State		146,000
		895,000
Total tax expense	$	21,121,963

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes consisted of the following:

Current deferred taxes:		
Bad debt allowance	$	3,887,000
Prepaid assets		(1,599,000)
Total		2,288,000
Non-current deferred taxes:		
Property and equipment		533,000
Total		533,000
Total	$	2,821,000

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in receivable from parent as of December 31, 2008. No valuation allowance at December 31, 2008 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The analysis of the impact this Interpretation was performed on a consolidated basis as the Company is included in the consolidated federal income tax return filed by PWI.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2008, the Company had a receivable of $34,056,920 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. The Company paid $4,008,462 to SAI for leased equipment during the year.

The Company collects fees from certain of its correspondents relating to their use of software products sold by technology companies owned by SAI. These fees are credited to SAI.

PWI chairman, Mr. Engemoen, is a significant stockholder (directly or indirectly) in, and serves as the Chairman of the Board for, SAMCO Holdings, Inc. ("SAMCO"), which owns all of the outstanding stock or equity interests, as applicable, of each of SAMCO Financial Services, Inc. ("SAMCO Financial"), SAMCO Capital Markets, Inc. ("SAMCO Capital Markets"), and SAMCO-BD, LLC ("SAMCO-BD"). SAMCO and its affiliated entities are referred to as the "SAMCO Entities." Penson currently provides technology support and other similar services to SAMCO and provides clearing services, including margin lending, to the customers of SAMCO Capital Markets. Penson had provided clearing and margin lending services to customers of SAMCO Financial prior to SAMCO Financial's termination of its broker-dealer status on December 31, 2006.

On July 18, 2006, three claimants filed separate arbitration claims with the NASD (which is now known as FINRA) against the Company related to the sale of certain collateralized mortgage obligations to customers of SAMCO Financial. In the ensuing months, additional arbitration claims were filed against the Company and certain of PWI's directors and officers based upon substantially similar underlying facts. These claims generally allege, among other things, that SAMCO Financial, in its capacity as broker, and the Company, in its capacity as the clearing broker, failed to adequately supervise certain registered representatives of SAMCO Financial, and otherwise acted improperly in connection with the sale of these securities during the time period from approximately June, 2004 to May, 2006. Claimants have generally requested compensation for losses incurred through the depreciation in market value or liquidation of the collateralized mortgage obligations, interest on any losses suffered, punitive damages, court costs and attorneys' fees. In addition to the arbitration claims, on March 21, 2008, Ward Insurance Company, Inc., et al, filed a claim against the Company and Roger J. Engemoen, Jr., PWI's Chairman of the Board, in the Superior Court of California, County of San Diego, Central District, based upon substantially similar facts.

On November 5, 2008, PWI entered into a settlement agreement with certain of the SAMCO Entities pursuant to which the Company received a limited personal guaranty from Mr. Engemoen of certain of the indemnification obligations of various SAMCO Entities with respect to claims related to the underlying facts described above, and, in exchange, the Company agreed to limit the aggregate indemnification obligations of the SAMCO Entities with respect to certain matters described above to $2,965,243. Unpaid indemnification obligations of $800,000 were satisfied prior to February 15, 2009. Of the $800,000 obligation, $86,000 was satisfied through an offset against an obligation owed to the SAMCO Entities by the Company, with the balance paid in cash. The remaining $2,165,243 indemnity obligation will be payable in cash, of which $600,000 is to be paid to PWI by no later than June 15, 2009 and the remainder by no later than December 31, 2009. Mr. Engemoen has guaranteed the payment of these obligations up to an aggregate of $2.0 million, within thirty days of any default by the SAMCO Entities of their obligations under the settlement agreement. In addition to the above stated liabilities, the SAMCO Entities will also be responsible for any costs associated with collection under the foregoing settlement agreement together with any interest accrued on any past due amounts, and Mr. Engemoen will be responsible for any additional costs associated with collection under his guaranty together with any interest accrued on any past due amounts. The SAMCO Entities will remain responsible for the payment of their own defense costs and any claims from any third parties not expressly released under the settlement agreement, irrespective of amounts paid to indemnify the Company. The settlement agreement only relates to the matters described above and does not alter the indemnification obligations of the SAMCO Entities with respect to unrelated matters.

Technology support and similar services are provided to SAMCO pursuant to the terms of a Transition Services Agreement entered into between the Company and SAMCO on May 16, 2006. That agreement was entered into at arm's length and the Company believes it to be on market terms. Clearing services are provided to SAMCO Capital Markets pursuant to the terms of a clearing agreement entered into between the Company and SAMCO Capital Markets on May 19, 2005. That agreement was also entered into at arm's length and is similar to clearing agreements the Company enters into from time to time with other similarly situated correspondents. The Company believes the terms to be no more favorable to SAMCO Capital Markets than what the Company would offer similarly situated correspondents. In 2008, the Company generated $105,000 in revenue from technology support and similar services to SAMCO and $410,427 in revenue from the Company's clearing relationship with SAMCO Capital Markets.

The Company sublet space to SAMCO Capital Markets at the Company's principal offices at 1700 Pacific Avenue in Dallas, Texas and at One Penn Plaza, in New York, NY. For each sublease, SAMCO Capital Markets is required to pay the percentage of the rental expense the Company incurs equal to the percentage of space SAMCO Capital Markets occupies. The Company believes each sublease to be on market terms. In 2008, for occupying the 20th floor of the Company's Dallas office, SAMCO Capital Markets made payments totaling $125,324 in rental expense to the landlord of that property. For occupying half of the 51st floor in the Company's New York office, SAMCO

Capital Markets made payments totaling $682,466 to the landlord of that property. SAMCO Capital Markets sublet space to the Company at 6805 Capital of Texas Highway, Suite 350, Austin, Texas, pursuant to a sublease agreement that the Company believes was entered into on market terms. In 2008, the Company paid $105,812 to SAMCO Capital Markets for occupying office space in Austin.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2008, the Company contributed $1,277,508 to the Plan.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment, office space and certain other furniture and equipment under operating leases. For the year ended December 31, 2008, total rent expense was $6,912,727. Minimum noncancelable lease payments required under operating leases for the years subsequent to December 31, 2008, are as follows:

		Amount
2009	$	1,735,830
2010		1,719,452
2011		1,685,352
2012		1,364,830
2013		1,300,347
Thereafter		3,250,867
Total	$	11,056,678

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition. See note 11 for discussion of certain legal matters.

NOTE 14 – GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange member guarantees

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 15 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3). At December 31, 2008, the Company had net capital of $85,535,452 and was $66,558,734 in excess of its required net capital of $18,976,718.

SUPPLEMENTAL INFORMATION

Penson Financial Services, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital:	
Total stockholder's equity	$ 179,635,711
Deductions and/or charges:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	2,522,547
Receivables from non-customers	2,204,609
Property and equipment, net	13,039,707
Receivable from parent	34,056,920
Other assets	14,187,950
Additional charges for customers and non-customers security accounts	244,128
Other deductions and/or charges	24,344,398
Total deductions and/or charges	90,600,259
Net capital before haircuts on securities positions (tentative net capital)	89,035,452
Haircuts on securities:	
Stocks and warrants	550,000
Options	1,470,000
U.S. and Canadian government obligations	1,400,000
Certificates of deposit	80,000
Total haircuts on securities	3,500,000
Net capital	$ 85,535,452
Computation of Alternative Net Capital Requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 18,976,718
Net capital requirement (greater of above two minimum requirement amounts)	$ 18,976,718
Excess net capital	$ 66,558,734
Net capital in excess of 5% of combined aggregate debit items	$ 38,093,657

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$2,688,453,515
Monies borrowed collateralized by securities carried for the accounts of customers	1,566,703
Monies payable against customers' securities loaned	259,235,633
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	18,234,522
Credit balances in firm accounts that are attributable to principal sales to customers	21,788,465
Market value of short securities and credits in all suspense accounts over 30 calendar days	430,290
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	109,210
Total credit items	$ 2,989,818,338

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2008

Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$ 454,776,044
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	265,431,860
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	14,551,982
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts	214,076,007
Gross debits	948,835,893
Less 3 percent charge	(28,465,077)
Total debit items	$ 920,370,816
Reserve computation in excess of total credits over total debit items	$2,069,447,522
Reserve Requirement:	
Amount held in special reserve account at December 31, 2008	$2,135,456,904
Required deposit	$ —
Amount withdrawn from special reserve account on January 2, 2009	$ (23,000,000)

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation for determination of reserve requirement as reported was not prepared as there are no material differences between the Company's computation for determination of reserve requirement included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2008

1) Customers fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$ 0
A) Number of items	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3):	$ 0
B) Number of items	None

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formally the National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 25, 2009